MEDICIS PHARMACEUTICAL CORPORATION

7720 North Dobson Road

Scottsdale, Arizona 85256

June 19, 2012

Via EDGAR and Overnight Delivery

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-14471

Dear Mr. Rosenberg:

We are responding to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2012 regarding the review of the above-referenced filing of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business

Third-Party Reimbursement, page 8

1.	Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with Medicare Part D “donut hole” in 2011. Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Securities and Exchange Commission

June 19, 2012

Our assessment of the health care reform legislation (the “Act”), as it is currently applied, did not have a material impact to our financial results for either 2010 or 2011. In both years, the cumulative effect of (1) the annual fee payable by the Company on branded prescription drugs; (2) the Company’s cost related to the Medicare Part D Coverage Gap; and (3) the increase in rebates associated with Medicaid recipients and an expansion of the rebate to Managed Medicaid Organizations, was less than 1% of our reported net revenues for each year.

We also assessed the effects of the health care reform legislation on 2012, and determined that although the amount does increase as a result of the acquisition of Graceway products in the fourth quarter of 2011, the cumulative effect is still less than 1% of our expected net revenues for 2012.

Based on our assessment, the Act as currently applied, does not currently have, and we do not anticipate it having in the future, a material impact on our financial statements. Our assessment included the following key components of the Act:

1)	The Act mandated an annual fee payable by branded prescription drug manufacturers on branded prescription drugs. Due to the orphan drug status of our Buphenyl products and the limited sales volume for all our products through the government programs we did not have nor do we expect this fee to have a material impact on our financial statements.

2)	Manufacturers of pharmaceutical products are required to be responsible for 50% of a patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. Due to the therapeutic class of our products, although increased by the acquisition of the Graceway products in 2012, this still remains immaterial to our financial statements.

3)	Manufacturers are also subject to an increase in rebates associated with Medicaid recipients and an expansion of the rebate to Managed Medicaid Organizations. We have appropriately adjusted our accruals for Medicaid Rebates, the impact of which still remains immaterial to our financials.

We will revise future disclosures to address the immaterial impact the Act currently has, and is expected to have, on our financial results. If in the future our assessment determines that the impact is material to the current period or that the future trend will be materially different than historical trends, we will include such disclosure in our MD&A section of our filing.

The Company respectfully sets forth below proposed modified disclosure to be included in our description of our business under Item 1, Part 1 of our Annual Report on Form 10-K. This proposed modified disclosure will be reflected in our Annual Report on Form 10-K for the year ended December 31, 2012. The proposed additional disclosure is presented in bold text.

Securities and Exchange Commission

June 19, 2012

Third-Party Reimbursement

Our operating results and business success depend in large part on the availability of adequate third-party payor reimbursement to patients for our prescription brand products. These third-party payors include governmental entities such as Medicaid, Medicare, private health insurers and managed care organizations. Because of the size of the patient population covered by managed care organizations, marketing of prescription drugs to them and the pharmacy benefit managers that serve many of these organizations has become important to our business.

The trend toward managed healthcare in the U.S. and the growth of managed care organizations, as well as the implementation of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, together known as the “Affordable Care Act,” could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization patient population. Payment or reimbursement of only a portion of the cost of our prescription products could make our products less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians. As such we continue to actively partner with third-party payors, working towards increasing formulary coverage and accessibility to our products.

Some of our products are covered for Medicare beneficiaries under the expanded prescription drug benefit for all Medicare beneficiaries known as Medicare Part D. This is a voluntary benefit that is implemented through private plans under contractual arrangements with the federal government. These plans negotiate discounts from drug manufacturers and pass some of the savings to Medicare beneficiaries. Effective January 1, 2012, we have entered into several agreements with private plans offering additional savings to Medicare beneficiaries.

Beginning in 2011, the Affordable Care Act made several changes to Medicare Part D to phase-out the patient coverage gap (e.g., “doughnut hole”) by reducing patient responsibility in the coverage gap from 100% in 2010 to 25% in 2020. Also beginning in 2011, under the Coverage Gap Discount Program, drug manufacturers are obligated to pay quarterly applicable discounts of 50% of the negotiated price of all their branded drugs issued to Medicare Part D patients in the coverage gap. Medicis is obligated to pay these rebates under this Medicare Part D Coverage Gap Discount Program.

Securities and Exchange Commission

June 19, 2012

Some of our products, such as our facial aesthetics products DYSPORT®, RESTYLANE® and PERLANE®, are not of a type generally eligible for reimbursement. It is possible that products manufactured by others could address the same effects as our products and be subject to reimbursement. If this were the case, some of our products may be unable to compete on a price basis. In addition, decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors’ products over our own, and may impair our pricing and thereby constrain our market share and growth.

The Affordable Care Act also mandated an annual fee payable by branded prescription drug manufactures on branded prescription drugs. Due to the orphan drug status of our BUPHENYL® products and the limited sales volume through government programs, the effect did not have nor do we expect this fee to have a material impact on our financial statements. In addition, manufacturers are also subject to an increase in rebates associated with Medicaid recipients and an expansion of the rebate to Managed Medicaid Organizations. This increase in rebates has been appropriately reflected in our accrual for Medicaid rebates.

We have assessed the impact that the Affordable Care Act had on our financial statements and determined that the cumulative effect is immaterial, representing less than 1% of our reported net revenue balance for each respective year presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-lived Assets, page 87

2.	Intangible assets, net of $502 million at December 31, 2011 represents 34% of total assets and 60% of stockholders’ equity. On page 87 you present some sensitivity analysis regarding the intangible asset related to DYSPORT. Provide us proposed disclosure to be included in future periodic reports that disaggregates intangible assets by product/project or product category.

The Company respectfully sets forth below proposed modified disclosure that disaggregates significant intangible assets by the product(s) they are associated with. Consistent with our response to comment 1 above, this proposed modified disclosure will be reflected in our Annual Report on Form 10-K for the year ended December 31, 2012. The proposed modified disclosure is presented in bold text and reflects what would have been disclosed in Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2011.

Securities and Exchange Commission

June 19, 2012

Intangible Assets

The Company has acquired license agreements, product rights and other identifiable intangible assets. The Company amortizes capitalized intangible assets on a straight-line basis over their expected useful lives, which range between 1 and 25 years. Intangible assets related to in-process research and development products acquired in business combinations will be amortized over their respective estimated useful lives upon regulatory approval of the respective products in development. Details of total intangible assets were as follows (dollars in thousands):

	Weighted Average Life	December 31, 2011			December 31, 2010
			Accumulated			Accumulated
		Gross	Amortization	Net	Gross	Amortization	Net
Related to product line acquisitions:
RESTYLANE/PERLANE	15.0	$168,491	$(91,400)	$77,091	$164,491	$(78,782)	$85,709
ZYCLARA	7.0	148,840	(1,772)	147,068	—	—	—
DYSPORT	15.0	75,000	(13,333)	61,667	75,000	(8,333)	66,667
All other	12.5	146,659	(43,371)	103,288	75,968	(38,145)	37,823

Total related to product line acquisitions	12.1	538,990	(149,876)	389,114	315,459	(125,260)	190,199
Related to acquired in-process research and development assets	—	85,970	—	85,970	—	—	—
Related to business combinations	9.6	16,754	(186)	16,568	—	—	—
Patents and trademarks	19.3	7,270	(2,180)	5,090	7,031	(1,922)	5,109
Other	—	5,750	—	5,750	—	—	—

Total intangible assets		$654,734	$(152,242)	$502,492	$322,490	$(127,182)	$195,308

Notes to Consolidated Financial Statements

Note 5. Segment and Product Information, page F-21

3.	You disclose “During 2009, 2008 and 2007, the Company’s top three products constituted 71.4%, 69.4% and 70.8%, respectively, of its total net revenues.” Tell us why you believe this disclosure is useful without identifying the products and related percentage of net revenues of each separately. Please refer to ASC 280-10-50-40.

We believe that this disclosure is useful as it is currently written, as it gives the reader of the financial statements an indication of the significance that the Company’s top three products have on our operations. For competitive reasons, we do not disclose the performance of any of our individual products in any of our filings. The Company respectfully proposes that identifying the products and related percentage of net revenues for each product separately is not necessary to give the reader of the financial statements an indication of the importance of the Company’s top three products to our operations. However, as a result of the Staff’s comment, the Company considers that its disclosure could be enhanced by disclosing the names of the Company’s top three products that are aggregated to arrive at the disclosed percentages.

Securities and Exchange Commission

June 19, 2012

The Company respectfully sets forth below proposed modified disclosure that, consistent with our responses to comments 1 and 2 above, will be reflected in our Annual Report on Form 10-K for the year ended December 31, 2012. The proposed modified disclosure is presented in bold text and reflects what would have been disclosed in Note 5 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2011.

The Company’s top three products SOLODYN®, ZIANA® and RESTYLANE®, in aggregate, constituted 72.1%, 72.9% and 72.0% of the Company’s total net revenues during 2011, 2010 and 2009, respectively.

* * * *

In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely,

Medicis Pharmaceutical Corporation

/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial
Officer and Treasurer